

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 28, 2020

Conrad R. Huss
Chief Executive Officer
Renewable Energy & Power, Inc.
1086 Teaneck Road, Suite 3D
Teaneck, NJ 07666

> **Re: Renewable Energy & Power, Inc.**
> **Pre-qualification Amendment 1 to Offering Statement on Form 1-A**
> **Filed September 16, 2020**
> **File No. 24-11280**

Dear Mr. Huss:

We have reviewed your amended offering statement and have the following comment. In our comments we may ask you to provide us information so that we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe that our comment applies to your facts and circumstances or do not believe that an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information that you provide in response to the comment, we may have additional comments.

Pre-qualification Amendment 1 to Offering Statement on Form 1-A filed September 16, 2020

General

1. Disclosure on the front cover page of the offering circular that the offering will terminate upon the earlier of (1) when the maximum number of shares is sold or (2) 90 days from the qualification date unless sooner terminated or extended by the company's chief executive officer is inconsistent with disclosure on page 1 of the offering circular that the offering will continue until (1) the maximum number of shares is sold, (2) 90 days from the qualification date, (3) beyond 90 days if extended by the company, (4) the company withdraws the offering. Please reconcile the disclosures.

You may contact SiSi Cheng, Staff Accountant, at (202) 551-5004 or W. John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the

Conrad R. Huss
Renewable Energy & Power, Inc.
September 28, 2020
Page 2

financial statements and related matters. Please contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Geoffrey D. Kruczek, Senior Counsel, at (202) 551-3641 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Matheau J.W. Stout, Esq.